

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 14, 2016

Mr. Steve Smith
President and Chief Executive Officer
SharkReach, Inc.
205 Pier Avenue, Suite 101
Hermosa Beach, California 90254

>   **Re: SharkReach, Inc.**
>   **Current Report on Form 8-K as Amended**
>   **Filed October 13, 2015**
>   **File No. 1-37579**

Dear Mr. Smith:

    We issued oral comments to you on the above captioned filing, most recently on May 4, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 28, 2016.

    If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

    Please contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications